================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
                 SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                    For the plan year ended December 31, 1997
                                       or


             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to _________


                             Commission File Number:


   Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                  Sola Optical
                               401(k) Savings Plan
                                 1500 Cader Lane
                               Petaluma, CA 94954

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Sola International Inc.
                          2420 Sand Hill Road, Ste. 200
                              Menlo Park, CA 94025

================================================================================

                        Sola Optical 401(k) Savings Plan

                              Financial Statements


                     Years ended December 31, 1997 and 1996


                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4

Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes..................15
Line 27(d) - Schedule of Reportable Transactions..............................16

                Report of Ernst & Young LLP, Independent Auditors

The Administrative Committee
Sola Optical 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sola Optical 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            /s/ERNST & YOUNG LLP


Palo Alto, California
June 11, 1998

                        Sola Optical 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                             December 31
                                                        1997            1996
                                                     ---------------------------
Assets
Investments, at fair value:
    Mutual funds                                     $19,866,049     $15,268,146
    Common/collective trusts                           9,795,098       5,517,286
    Sola International Inc. common stock                 566,557         285,820
    Participant loans                                  2,114,305       1,675,120
    Money market fund                                         --          33,482

Investments, at contract value:
    Guaranteed investment contracts                    2,502,678       3,953,859
                                                     ---------------------------
                                                      34,844,687      26,733,713

Employer contributions receivable                        519,235         456,602
Participant contributions receivable                      82,448          57,746
                                                     ---------------------------
Net assets available for benefits                    $35,446,370     $27,248,061
                                                     ===========================

See accompanying notes.

                                                  Sola Optical 401(k) Savings Plan

                                     Statements of Changes in Net Assets Available for Benefits


                                                                                           Year ended December 31
                                                                                         1997                   1996
                                                                                      ----------------------------------
Additions
Contributions:
    Employer                                                                          $ 1,031,971            $   948,533
    Participant                                                                         3,078,992              2,648,468
    Participant rollovers                                                                 420,620              2,449,657
                                                                                      ----------------------------------
                                                                                        4,531,583              6,046,658
Investment income:
    Interest                                                                              581,504                372,207
    Dividends                                                                           3,439,726              1,304,373
    Net realized and unrealized appreciation in fair value of investments               2,222,461              2,169,541
                                                                                      ----------------------------------
                                                                                        6,243,691              3,846,121
                                                                                      ----------------------------------
Total additions                                                                        10,775,274              9,892,779

Deductions
Benefit distributions                                                                   2,562,312              1,747,819
Investment management fee                                                                  14,653                 17,820
                                                                                      ----------------------------------
Total deductions                                                                        2,576,965              1,765,639
                                                                                      ----------------------------------
Net increase in net assets                                                              8,198,309              8,127,140

Net assets available for plan benefits at beginning of year                            27,248,061             19,120,921
                                                                                      ----------------------------------
Net assets available for plan benefits at end of year                                 $35,446,370            $27,248,061
                                                                                      ==================================

See accompanying notes.

                                                                                                                       3

                        Sola Optical 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1. Description of Plan

The following description of Sola Optical 410(k) Savings Plan provides only general information. Participants should refer to the Plan agreement (the "Plan") for a more complete description of the Plan's provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a defined contribution plan which provides eligible employees long-term savings programs to supplement Company or government retirement benefits. The Plan covers all full-time and regular part-time employees who are not members of a collective bargaining agreement. Effective July 1, 1996, all eligible participants of the former American Optical Corporation's 401 (k) Plan became participants of the Plan. Effective January 1, 1997, the assets of the Neolens 401(k) Plan merged in to the Sola Optical 401(k) Savings Plan. Employees are eligible to participate in the Plan beginning on the first day of the calendar quarter following the completion of one year of employment in which 1,000 hours of service have been completed with the Company. Participants are fully vested in their Plan accounts at all times.

Participating employees may select a contribution amount between 1% and 16% of their compensation up to $9,500 for 1997 and 1996. Contributions are subject to certain discrimination tests imposed by the Internal Revenue Service for highly compensated employees.

The Company's Board of Directors determines the Company's matching contribution to the Plan. The Company's matching contribution will be allocated to the account of each participant who is still employed on the allocation date, has retired at age 65 or later, has died or became disabled during the period ended on the allocation date. Only those eligible participants who have made before-tax contributions during the preceding six months and who meet these requirements will receive matching contributions. The Company's matching contribution was 50% of employee before-tax contributions, up to a maximum of 50% of the first 6% of before-tax compensation contributed by participants. Participants are fully vested in the matching contributions on the allocation date.

                        Sola Optical 401(k) Savings Plan

1. Description of Plan (continued)

Participating employees may apply to the Plan for loans, collateralized by the participant's account, in an amount not exceeding the lesser of 50% of the present value of the participant's account balance or an amount which may be amortized by scheduled payments of principal and interest, each of which are not greater than 10% of the participant's gross monthly salary, up to $50,000. The loan term may be for a period of one to five years with the exception of residential loans, which may be up to 10 years. Principal payments are due at each pay period, with interest at rates which approximate market as periodically determined by the Plan's administrative committee.

All employees terminating, or qualifying under certain "hardship" rules as prescribed by the Internal Revenue Service, may elect to receive lump sum distributions from the Plan. Employees attaining age 70 1/2 are required to commence receiving distributions by April 1 of the following calendar year.

Each participant's account is credited with the participant's contributions, Company matching contributions and earnings thereon less any withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Company anticipates that the Plan will continue indefinitely but assumes no contractual liability as to its continuance. In the event that the Plan is terminated, each participant is fully vested in his account.

The Plan is administered by the Company. In mid-January 1996, the Plan's record keeper changed from Watson Wyatt to American Century Investments. At the same time, the Plan's trustee changed from State Street Bank and Trust Company to the Chase Manhattan Bank. The Company determines questions of eligibility for participation, interprets the plan provisions, communicates with participants and their beneficiaries, and is otherwise generally responsible for plan operations.

                        Sola Optical 401(k) Savings Plan

1. Description of Plan (continued)

In January 1996,  the Plan  eliminated  its  investment  options in the Fidelity
Magellan Fund,  Financial  Industrial  Income Fund and Vanguard Asset Allocation
Fund and transferred these balances into new investment funds. Effective January
1996, participants may choose to invest up to 25% of their account balance in Sola International Inc. common stock and their remaining account balance in the following investment instruments via the funds described below:

              Fund Description                                      Type of Investment Instrument
              ----------------                                      -----------------------------
Twentieth Century Ultra Investors Fund                     Mutual Fund investing in securities of
                                                                mid-sized and larger companies

American Century Equity Growth Fund                        Mutual Fund investing in common stocks

Barclays Global Investors Equity Index Fund                Common/Collective Trust Fund investing in
                                                                common stocks

Benham Stable Value Fund                                   Common/Collective Trust Fund and investment
                                                                contracts with insurance companies

Benham Premium Managed Bond Fund                           Mutual Fund investing in longer term bonds and
                                                                other debt instruments


Effective  April  1996,   participants   are  permitted  to  self-direct   their
investments into any mutual fund offered through Charles Schwab.

Administrative Expenses

Administrative expenses of the Plan (including trustee's fees), other than the investment management fee, are paid directly by the Plan's administrator, Sola International Inc. (the "Company"), and are not reflected in the accounts of the Plan.

                        Sola Optical 401(k) Savings Plan

2. Summary of Significant Accounting Policies

Description of Accounting

The financial statements of the Sola Optical 401(k) Savings Plan are prepared on the accrual basis in conformity with generally accepted accounting principles.

Valuation of Investments

The assets of the Plan are stated at fair value. Investments in Sola International Inc. common stock are valued based on quoted market pricing on the last business day of the year. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in the common/collective trust funds are stated at the fair value of the total units of participation held by the Plan. The fair value of the units of participation held by the Plan reflects the market values of the fund's underlying assets. The stable value fund invests primarily in the Benham Stable Asset Fund and guaranteed investment contracts issued by major financial institutions, rated AA or higher. Participant loans are valued at their outstanding balances which approximates fair value.

SOP No. 94-4 requires the Plan to report its benefit responsive guaranteed investment contract at contract value. At December 31, 1997 and 1996, contract value approximates fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield on these contracts was 5.6% and 5.7% for 1997 and 1996, respectively. Crediting interest rates applied to investment balances daily are guaranteed to equal the stated annual rates of 5.7% through 6.8%.

The Plan  presents  in the  statements  of changes in net assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                        Sola Optical 401(k) Savings Plan

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment purchases and sales are recorded upon settlement of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Tax Status of the Plan

The Plan obtained its latest determination letter on March 18, 1997, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                        Sola Optical 401(k) Savings Plan

4. Statement of Net Assets and Changes in Net Assets Available for Benefits by Investment Fund

The following schedules detail the net assets available for benefits and changes in net assets available for benefits for the years ended December 31, 1997 and 1996 by investment options available to participants:

                                                                            Participant-Directed
                                               -----------------------------------------------------------------------------------
                                                    Sola                                                                Benham
                                               International   Barclays        Benham                                  Premium
                                  Self-Directed     Inc.        Equity         Stable        Ultra         Equity       Managed
                                   Participant     Common        Index          Asset       Investors      Growth         Bond
                                    Accounts        Stock         Fund          Fund          Fund          Fund          Fund
                                   -----------------------------------------------------------------------------------------------
Assets
Investments, at fair value:
   Mutual Funds                    $    31,602   $        --   $        --   $        --   $11,891,636   $ 7,939,761   $     3,050
   Common/Collective Trusts                 --            --     5,796,841     3,998,257            --            --            --
   Sola International Inc.
     Common Stock                           --       566,557            --            --            --            --            --
   Participant loans                        --            --            --            --            --            --            --

Investments, at contract value:
   Guaranteed Investment
     Contracts                              --            --            --     2,502,678            --            --            --
                                   -----------------------------------------------------------------------------------------------
                                        31,602       566,557     5,796,841     6,500,935    11,891,636     7,939,761         3,050
Employer contributions                      --            --            --            --            --            --            --
receivable
Participant contributions
receivable                                  --            --            --            --            --            --            --
                                   -----------------------------------------------------------------------------------------------
Net assets available for
   benefits at December 31, 1997   $    31,602   $   566,557   $ 5,796,841   $ 6,500,935   $11,891,636   $ 7,939,761   $     3,050
                                   ===============================================================================================


                                             Participant-Directed
                                         ----------------------------
                                         Participant
                                            Loans         Other          Total
                                         ---------------------------------------
Assets
Investments, at fair value:
   Mutual Funds                          $        --   $        --   $19,866,049
   Common/Collective Trusts                       --            --     9,795,098
   Sola International Inc.
     Common Stock                                 --            --       566,557
   Participant loans                       2,114,305            --     2,114,305

Investments, at contract value:
   Guaranteed Investment
     Contracts                                    --            --     2,502,678
                                         ---------------------------------------
                                           2,114,305            --    34,844,687
Employer contributions                            --       519,235       519,235
receivable
Participant contributions
receivable                                        --        82,448        82,448
                                         ---------------------------------------
Net assets available for
   benefits at December 31, 1997         $ 2,114,305   $   601,683   $35,446,370
                                         =======================================

                        Sola Optical 401(k) Savings Plan

4.  Statement of Net Assets and Changes in Net Assets  Available for Benefits by
Investment Fund (continued)

                                                                         Participant-Directed
                                         --------------------------------------------------------------------------------------
                                            Sola
                                       International                     First        Barclays
                                             Inc.       Guaranteed       Stable         Equity          Ultra         Equity
                                           Common       Investment       Value          Index         Investors       Growth
                                            Stock        Contracts        Fund           Fund           Fund           Fund
                                         --------------------------------------------------------------------------------------
Assets
Investments, at fair value:
   Mutual Funds                          $        --    $        --    $        --    $        --    $10,225,714    $ 5,042,432
   Common/Collective Trusts                       --             --      1,633,409      3,883,877             --             --
   Sola International Inc. Common
     Stock                                   285,820             --             --             --             --             --
   Participant loans                              --             --             --             --             --             --
   Money Market Fund                              --             --             --             --             --             --

Investments, at contract value:
   Guaranteed Investment Contracts                --      3,953,859             --             --             --             --
                                         --------------------------------------------------------------------------------------
                                             285,820      3,953,859      1,633,409      3,883,877     10,225,714      5,042,432

Employer contributions receivable                 --             --             --             --             --             --
Participant contributions
receivable                                        --             --             --             --             --             --
                                         --------------------------------------------------------------------------------------
Net assets available for benefits
   at December 31, 1996                  $   285,820    $ 3,953,859    $ 1,633,409    $ 3,883,877    $10,225,714    $ 5,042,432
                                         ======================================================================================


                                            Participant-Directed
                                         -------------------------
                                         Participant
                                            Loans         Other          Total
                                         ---------------------------------------
Assets
Investments, at fair value:
   Mutual Funds                          $        --   $        --   $15,268,146
   Common/Collective Trusts                       --            --     5,517,286
   Sola International Inc. Common
     Stock                                        --            --       285,820
   Participant loans                       1,675,120            --     1,675,120
   Money Market Fund                              --        33,482        33,482

Investments, at contract value:
   Guaranteed Investment Contracts                --            --     3,953,859
                                         ---------------------------------------
                                           1,675,120        33,482    26,733,713

Employer contributions receivable                 --       456,602       456,602
Participant contributions
receivable                                        --        57,746        57,746
                                         ---------------------------------------
Net assets available for benefits
   at December 31, 1996                  $ 1,675,120   $   547,830   $27,248,061
                                         =======================================

                        Sola Optical 401(k) Savings Plan

4.  Statement of Net Assets and Changes in Net Assets  Available for Benefits by
Investment Fund (continued)

                                                                            Participant-Directed
                                                    --------------------------------------------------------------------------
                                                        Sola
                                                    International     Barclays       Benham
                                     Self-Directed       Inc.         Equity         Stable         Ultra          Equity
                                      Participant      Common          Index          Asset        Investors        Growth
                                        Accounts        Stock           Fund          Fund           Fund            Fund
                                      ----------------------------------------------------------------------------------------
Net assets available at
   December 31, 1996                  $         --   $    285,820  $  3,883,877   $  5,587,268   $ 10,225,714    $  5,042,432

Additions
Contributions:
   Employer                                     --             --       172,188        200,481        417,846         216,754
   Participant                                  --             --       541,620        597,388      1,202,543         674,790
   Participant rollovers                        --             --        95,554         46,671        120,584         157,811
                                      ----------------------------------------------------------------------------------------
Total contributions                             --             --       809,362        844,540      1,740,973       1,049,355

Investment income:
   Interest                                     --             --            --        426,624             --              --
   Dividends                                   220            271          8,305            --      2,464,305         966,625
   Net realized and unrealized
     appreciation
     (depreciation) in fair
     value of investments                       --         31,688      1,363,813         66,134       (290,482)      1,084,800
                                      ----------------------------------------------------------------------------------------
                                               220         31,959      1,372,118        492,758      2,173,823       2,051,425
                                      ----------------------------------------------------------------------------------------
   Total additions                          31,959      2,181,480      1,337,298      3,914,796      3,100,780              40

Deductions
Benefit distributions                           --         15,169        344,725        558,438        908,690         545,229
Investment management fees                      --             --          1,747          3,461          6,780           2,665
                                      ----------------------------------------------------------------------------------------
Total deductions                                --         15,169        346,472        561,899        915,470         547,894
Interfund transfers                         31,382        263,947         77,956        138,268     (1,333,404)        344,443
                                      ----------------------------------------------------------------------------------------
Net (decrease) increase                     31,602        280,737      1,912,964        913,667      1,665,922       2,897,329
                                      ----------------------------------------------------------------------------------------
Net assets available at
   December 31, 1997                  $     31,602   $    566,557   $  5,796,841   $  6,500,935   $ 11,891,636    $  7,939,761
                                      ========================================================================================


                                                                 Participant-Directed
                                                -----------------------------------------------------
                                                 Benham
                                                Premium
                                                Managed
                                                  Bond              Participant
                                                  Fund                 Loans               Other                 Total
                                               ---------------------------------------------------------------------------
Net assets available at
   December 31, 1996                           $         --         $  1,675,120         $    547,830         $ 27,248,061

Additions
Contributions:
   Employer                                              --                   --               24,702            1,031,971
   Participant                                           18                   --               62,633            3,078,992
   Participant rollovers                                 --                   --                   --              420,620
                                               ---------------------------------------------------------------------------
Total contributions                                      18                   --               87,335            4,531,583

Investment income:
   Interest                                              32              154,848                   --              581,504
   Dividends                                             --                   --                   --            3,439,726
   Net realized and unrealized
     appreciation
     (depreciation) in fair
     value of investments                               (10)                  --              (33,482)           2,222,461
                                               ---------------------------------------------------------------------------
                                                         22              154,848              (33,482)           6,243,691
                                               ---------------------------------------------------------------------------
   Total additions                                  154,848               53,853           10,775,274

Deductions
Benefit distributions                                    --              190,061                   --            2,562,312
Investment management fees                               --                   --                   --               14,653
                                               ---------------------------------------------------------------------------
Total deductions                                         --              190,061                   --            2,576,965
Interfund transfers                                   3,010              474,398                   --                   --
                                               ---------------------------------------------------------------------------
Net (decrease) increase                               3,050              439,185               53,853            8,198,309
                                               ---------------------------------------------------------------------------
Net assets available at
   December 31, 1997                           $      3,050         $  2,114,305         $    601,683         $ 35,446,370
                                               ===========================================================================

11


                                                  Sola Optical 401(k) Savings Plan

                                              Notes to Financial Statements (continued)


4.  Statement of Net Assets and Changes in Net Assets  Available for Benefits by
Investment Fund (continued)

                                                         Sola
                                         Prior       International     Barclays                                      First
                                       Investment         Inc.          Equity         Ultra          Equity         Stable
                                         Manager         Common          Index        Investors       Growth         Value
                                         Funds(1)         Stock          Fund           Fund           Fund           Fund
                                       ----------------------------------------------------------------------------------------
Net assets available at
   December 31, 1995                   $ 11,255,779    $         --   $         --   $         --   $         --   $    842,887

Additions
Contributions:
   Employer                                      --              --         74,057        231,961         89,811         96,102
   Participant                                   --              --        408,023      1,164,650        474,917        543,132
   Participant rollovers                         --              --        302,156        641,365        408,988      1,097,148
                                       ----------------------------------------------------------------------------------------
Total contributions                         784,236       2,037,976        973,716      1,736,382             --             --

Investment income:
   Interest                                      --              --             --             --             --             --
   Dividends                                     --              --             57        575,387        576,705        152,224
   Net realized and unrealized
     appreciation in fair value
     of investments                          61,087          47,655        649,918      1,028,577        382,016            288
                                       ----------------------------------------------------------------------------------------
                                             61,087          47,655        649,975      1,603,964        958,721        152,512
                                       ----------------------------------------------------------------------------------------
   Total additions                           61,087          47,655      1,434,211      3,641,940      1,932,437      1,888,894

Deductions
Benefit distributions                            --              --        126,894        432,325        127,813        125,341
Investment management fees                       --              --          2,303          7,694          2,659          5,164
                                       ----------------------------------------------------------------------------------------
Total deductions                                 --              --        129,197        440,019        130,472        130,505
Transfers                               (11,316,866)        238,165      2,578,863      7,023,793      3,240,467       (967,867)
                                       ----------------------------------------------------------------------------------------
Net (decrease) increase                 (11,255,779)        285,820      3,883,877     10,225,714      5,042,432        790,522
Net assets available at
   December 31, 1996                   $         --    $    285,820   $  3,883,877   $ 10,225,714   $  5,042,432   $  1,633,409
                                       ========================================================================================



                                                        Guaranteed          Receivables
                                                        Investment          Participant         and Other
                                                        Contracts              Loans               Funds                Total
                                                       -----------          -----------         -----------          -----------
Net assets available at
   December 31, 1995                                   $ 5,516,282          $   889,790         $   616,183          $19,120,921

Additions
Contributions:
   Employer                                                     --                   --             456,602              948,533
   Participant                                                  --                   --              57,746            2,648,468
   Participant rollovers                                        --                   --                  --            2,449,657
                                                       -------------------------------------------------------------------------
Total contributions                                             --                   --             514,348            6,046,658

Investment income:
   Interest                                                250,469               95,709              26,029              372,207
   Dividends                                                    --                   --                  --            1,304,373
   Net realized and unrealized
     appreciation in fair value
     of investments                                             --                   --                  --            2,169,541
                                                       -------------------------------------------------------------------------
                                                           250,469               95,709              26,029            3,846,121
                                                       -------------------------------------------------------------------------
   Total additions                                         250,469               95,709             540,377            9,892,779

Deductions
Benefit distributions                                      863,025               72,421                  --            1,747,819
Investment management fees                                      --                   --                  --               17,820
                                                       -------------------------------------------------------------------------
Total deductions                                           863,025               72,421                  --            1,765,639
Transfers                                                 (949,867)             762,042            (608,730)                  --
                                                       -------------------------------------------------------------------------
Net (decrease) increase                                 (1,562,423)             785,330             (68,353)           8,127,140
Net assets available at
   December 31, 1996                                   $ 3,953,859          $ 1,675,120         $   547,830          $27,248,061
                                                       =========================================================================


1 - Includes the  Fidelity  Magellan  Fund,  Financial  Industrial  Income Fund and Vanguard  Asset  Allocation  Fund which were transferred to new investment funds in January 1996 (Note 2).

12


                        Sola Optical 401(k) Savings Plan

5. Investments

The Plan's investments are held by Chase Manhattan Bank and various sub-custodians. During 1997 and 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $2,222,461 and $2,169,541, respectively, as follows:

                                                       1997              1996
                                                   -----------------------------
Mutual Funds                                       $   794,308       $ 1,471,680
Common/Collective Trusts                             1,429,947           650,206
Sola International Inc. Common Stock                    31,688            47,655
Other                                                  (33,482)               --
                                                   -----------------------------
                                                   $ 2,222,461       $ 2,169,541
                                                   =============================


The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                         1997            1996
                                                      -----------    -----------
Barclays Global/Investors Equity Index
  Common/Collective Trust                             $ 5,796,841    $ 3,883,877
Twentieth Century Ultra Investors Mutual Fund          11,891,636     10,225,714
American Century Equity Growth Mutual Fund              7,939,761      5,042,432
Benham Stable Asset Common/Collective Trust             3,998,257             --
First Stable Value Common/Collective Trust                     --      1,633,409
Hartford Life Insurance Guaranteed Insurance
  Contract                                                     --      1,619,671
John Hancock Mutual Life Guaranteed Insurance
  Contract                                                     --      1,462,631


6. Related-Party Transactions

Sola International, Inc. stock is an investment choice of plan participants. Sola International, Inc. is the sponsor company and, therefore, qualifies as a party-in-interest to the Plan. Certain Plan investments are mutual funds managed by American Century Investors. American Century Investors is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                        Sola Optical 401(k) Savings Plan

7. Year 2000 Issue (Unaudited)

The Plan sponsor has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have a reasonable plan in place to become Year 2000 compliant. The Plan sponsor currently expects the project to be substantially complete by early 1999. The Plan sponsor does not expect this project to have a significant effect on Plan operations.

                             Supplemental Schedules

                                          Sola Optical 401(k) Savings Plan

                                                 EIN: 94 - 3189941
                                                    PLAN NO. 012

                            Line 27(a) - Schedule of Assets Held for Investment Purposes

                                                 December 31, 1997

                                                           (c)                                          (e)
                      (b)                               Description                      (d)           Current
 (a)           Identity of Issue                       of Investment                     Cost           Value
-------------------------------------------------------------------------------------------------------------------
       Sound Shore Fund Inc.                          Mutual Fund                   $      30,063   $      30,063
       Schwab Money Market Fund                       Mutual Fund                           1,539           1,539
  *    Benham Premium Managed Bond Fund               Mutual Fund                           3,060           3,050
       Barclays Global Investors Equity Index Fund    Common/Collective Trust           4,015,275       5,796,841
  *    Twentieth Century Ultra Investors Fund         Mutual Fund                      11,761,899      11,891,636
  *    American Century Equity Growth Fund            Mutual Fund                       6,732,367       7,939,761
       Sola International Inc.                        Common Stock                        503,089         566,557
  *    Benham Stable Asset Fund                       Common/Collective Trust           3,998,257       3,998,257
       John Hancock Mutual Life Insurance Company     Guaranteed Investment
                                                          Contract - maturity
                                                          date June 30, 1998              772,708         772,708
       Hartford Life Insurance Company                Guaranteed Investment
                                                          Contract - maturity
                                                          date July 1, 1999             1,729,970       1,729,970
  *    Participant loans                              (6% to 10%) maturing from
                                                          January 1997 through
                                                          August 2007                           -       2,114,305
                                                                                                    --------------
                                                                                                    $  34,844,687
                                                                                                    ==============


*  Indicates party-in-interest.

                                                                                                                15


                                                  Sola Optical 401(k) Savings Plan

                                                          EIN: 94 - 3189941
                                                            PLAN NO. 012

                                          Line 27(d) - Schedule of Reportable Transactions

                                                    Year ended December 31, 1997

                  (a)                                                             (c)               (d)*               (g)
               Identity                                (b)                     Purchase           Selling            Cost of
           of Party Involved                 Description of Security             Price             Price              Asset
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - an individual transaction in excess of 5% of plan assets

SEI Trust                                Benham Stable Asset Fund
                                           (Common/Collective Trust)       $     1,654,231    $         -       $     1,654,231
Twentieth Century Investments            Ultra Investors Fund
                                           (Mutual Fund)                         1,480,096              -             1,480,096

Category (iii) - a series of transactions in excess of 5% of plan assets

First Trust National Association         First Stable Value Fund
                                           (Common/Collective                    1,912,734              -             1,912,734
                                           Trust)                                        -      2,856,444             2,856,444
SEI Trust                                Benham Stable Asset Fund                3,730,553              -             3,730,553
                                           (Common/Collective Trust)                     -        694,941               694,941
Twentieth Century Investments            Ultra Investors Fund                    5,217,552              -             5,217,552
                                           (Mutual Fund)                                 -      3,261,147             2,762,298
American Century                         Equity Growth Fund                      3,376,597              -             3,376,597
                                           (Mutual Fund)                                 -      1,564,069             1,354,125
Barclays PLC Investors                   Equity Index Fund                       1,578,441              -             1,578,441
                                           (Common/Collective Trust)                     -      1,029,290               837,175





                                                                                   (h)               (i)
                                                                              Current Value          Net
                                                                              of Asset on         Realized
                                                                            Transaction Date     Gain (Loss)
                                                                           -----------------------------------
Category (i) - an individual transaction in excess of 5% of plan assets

SEI Trust
                                                                             $   1,654,231        $        -
Twentieth Century Investments
                                                                                 1,480,096                 -
Category (iii) - a series of transactions in excess of 5% of plan assets

First Trust National Association

                                                                                 1,912,734               N/A
SEI Trust                                                                        2,856,444                 -
                                                                                 3,730,553               N/A
Twentieth Century Investments                                                      694,941                 -
                                                                                 5,217,552               N/A
American Century                                                                 3,261,147           498,849
                                                                                 3,376,597               N/A
Barclays PLC Investors                                                           1,564,069           209,944
                                                                                 1,578,441               N/A
                                                                                 1,029,290           192,115

Note 1: There were no category (ii) or (iv) reportable transactions during 1997.

o    Columns (e) lease rental and (f) expense incurred with transaction are N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sola Optical 401(k) Savings Plan
By: Sola Optical 401(k) Savings Plan Administrative Committee


/s/ Stephen J. Lee
------------------
Stephen J. Lee                                             Dated:  June 30, 1998
Vice President, Human Resources